Exhibit 99.1

Corporate Communications

CNH Industrial Publishes 2015 Corporate Calendar

London, January 30, 2015

CNH Industrial announces the following corporate calendar dates for 2015:

Date	Board of Directors meetings

April 30	CNH Industrial results for 1st quarter 2015

July 30	CNH Industrial results for 2nd quarter and 1st half 2015

October 29	CNH Industrial results for 3rd quarter 2015

A conference call for investors and financial analysts is also planned on the date of each earnings announcement. This will be accompanied by a listen-only webcast and presentation available to the public.

The Annual General Meeting for the approval of CNH Industrial N.V.’s 2014 financial statements is scheduled for April 15, 2015.

The 2015 corporate calendar is available on the corporate website: www.cnhindustrial.com.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HG

United Kingdom